Lori B. Marino	Medco Health Solutions, Inc.
Vice President & Assistant	100 Parsons Pond Drive
General Counsel, Corporate Law & Business Development	Franklin Lakes, NJ 07417 tel 201 269 5869 fax 201 269 2880 lori_marino@medco.com
July 1, 2009
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W. (Mail Stop 4720)
Washington, D.C. 20549

Re:	Medco Health Solutions, Inc. Form 10-K for the Fiscal Year Ended December 27, 2008 Filed February 24, 2009 Definitive Proxy Statement on Schedule 14A Filed April 7, 2009 File No. 001-31312
Dear Mr. Riedler:
Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above-referenced Definitive Proxy Statement on Schedule 14A filed on April 7, 2009 (the “Proxy Statement”) of Medco Health Solutions, Inc. (the “Company”) in the letter dated June 17, 2009 (the “Comment Letter”), addressed to me.
On behalf of the Company, I am writing to respond to the comments. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, and have provided our responses immediately following each comment.
Pursuant to the Staff’s instructions, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 25
Annual Bonuses, page 28
1.	We have reviewed your response to prior comment 4. It appears that the overall bonus funding percentage is used as a baseline to determine the annual bonuses for your named executive officers under your Executive Incentive Compensation Plan. On page 12 of your response you state, “In arriving at the actual bonus for a particular executive; the Compensation Committee considers the target bonus multiplied by the overall bonus funding percentage for the Annual Incentive Plan and adjusts the amount upwardly or downwardly to reflect the executive’s overall contribution to the Company.” Since the overall funding percentage is used as a baseline to determine annual bonuses, the specific corporate goals, including the specific threshold and maximum goals, appear to be material to this compensation decision. In addition, your analysis does not support your conclusion that you will suffer competitive harm if the goals are disclosed. It appears that your threshold and maximum goals established for each of your earnings per share, net-new sales and client retention rate performance metrics are financial goals and you have not demonstrated how the disclosure of the specific threshold and maximum goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please provide us with a copy of the revised disclosure that discloses each of the threshold and maximum goals. In addition, please tell us whether you expect to provide similar disclosure in your next definitive proxy statement. If you do not, please explain why you do not expect to provide this disclosure.

2.	We have reviewed your response to prior comment 5. Your analysis does not support your conclusion that you will suffer competitive harm if the company’s achievement of net-new sales is disclosed. It appears that the amount of net-new sales that you achieved in your fiscal year ended December 27, 2008 and through January 1, 2009 is a financial achievement and you have not demonstrated how the disclosure of this amount will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please provide us with a copy of the revised disclosure that discloses the net-new sales amount achieved. In addition, please tell us whether you expect to provide similar disclosure in your next definitive proxy statement. If you do not, please explain why you do not expect to provide this disclosure.

RESPONSES 1 and 2:
For performance year 2008, the disclosure requested by the Staff is as follows:
2008 PERFORMANCE GOALS

GOAL	THRESHOLD	TARGET	MAXIMUM	2008 RESULTS
Adjusted Cash EPS	$2.19	$2.21	$2.23	$2.30 *
For Fiscal Year 2008 Funding	25.0%	50.0%	75.0%	75.0%
Net New Sales ($M)	$1,000.0	$1,250.0	$1,500.0	$9,254 **
For Performance Year 1/2/2008 to 1/1/2009 Funding	17.5%	35.0%	52.5%	52.5%
Retention Rate	95.6%	96.6%	97.6%	***
For Performance Year 1/2/2008 to 1/1/2009 Funding	7.5%	15.0%	22.5%	0.0%

Total Funding	50.0%	100.0%	150.0%	127.5%

*	The Company’s publicly reported results for full-year fiscal 2008 for diluted EPS, excluding amortization of intangible assets (which we refer to as “Adjusted Cash EPS” in our performance goals), were $2.33. The Compensation Committee adjusted the results to exclude the contribution to EPS from share repurchases made in excess of the operating plan, such that management does not benefit from the number of shares repurchased as they differ from operating plan amounts. The number of shares repurchased exceeded the operating plan as a result of lower actual share prices of the Company’s stock than originally planned.

**	Net-new sales is calculated on the basis of a performance year that is intended to reward employees for sales efforts during 2008, a significant portion of which is installed as of January 1, 2009. As a result, the amount reported here differs from the Company’s publicly disclosed results which were calculated on the basis of our fiscal year.

***	Retention rate is calculated on the basis of a performance year that is intended to reward employees for sales efforts during 2008, a significant portion of which is installed as of January 1, 2009. As a result, the calculation for the Plan differs from the Company’s publicly disclosed results which were calculated on the basis of our fiscal year.
In future filings, beginning with the Company’s proxy statement relating to the 2010 Annual Meeting of Shareholders (the “2010 Proxy Statement”), the Company will add disclosure substantially similar to what is set forth above for any performance goals established under the applicable compensation plan and used by the Compensation Committee in arriving at compensation decisions for the named executive officers. Actual results will be included for each such goal that was met or exceeded.
However, we note that the above performance goals were established under our broad-based bonus plan, the Annual Incentive Plan, and are disclosed because they were used by the Compensation Committee in 2008 in arriving at compensation decisions for the named executive officers under the Executive Incentive Compensation Plan. In future filings, the details of the broad-based Annual Incentive Plan will only be disclosed to the extent that they continue to be used by the Compensation Committee in making compensation decisions for the named executive officers. We also note that earlier in 2009 the Company adopted, and our shareholders approved, a new executive annual incentive plan for 2009. At a future meeting, the Compensation Committee intends to establish a process by which it determines compensation for the named executive officers under the newly adopted executive annual incentive plan.

Finally, we note that in the future the Company may use metrics that are internal measures of performance that are kept confidential and are not released to the public. In these cases, the Company will carefully consider the competitive harm that might result from these disclosures and will endeavor to provide additional disclosure consistent with the Staff’s comments, to the extent that such disclosure will not result in competitive harm to the Company. The Company acknowledges the high standard established by the Staff with respect to demonstrating competitive harm and notes that this standard will be seriously considered and applied in making determinations with respect to the appropriate disclosure in any future filings.
Annual Bonuses for Named Executive Officers, page 29
3.	We have reviewed your response to prior comment 6 which discloses your Committee’s reasoning as to why it decided to increase each respective bonus, including disclosure of the individual performance considered by your Committee for each respective named executive officer. Throughout this analysis you have referred to specific goals that do not appear to have been disclosed. You state that the Committee considered, among other things, your “record sales that exceeded targets for net new drug spend and specialty margin” in assessing Mr. Klepper’s performance, “success in achieving overall margin goals” in assessing Mr. Driscoll’s performance and “financial results that exceeded revenue and margin goals” in assessing Mr. Wentworth’s performance. Please revise to disclose each specific individual goal and for each goal that was met or exceeded please disclose your specific performance. In addition, please tell us whether you expect to provide similar disclosure in your next definitive proxy statement. If you do not, please explain why you do not expect to provide this disclosure.
RESPONSE 3:
In future filings, beginning with the 2010 Proxy Statement, the Company will include the individual performance goals considered by the Committee for each named executive officer and the specific results for each such goal that was met or exceeded. For performance year 2008, such disclosure would be substantially as follows:
Committee’s Evaluation of Individual Performance
In making its compensation recommendations, the Compensation Committee considered a variety of accomplishments by each named executive officer during the fiscal year. Following is an analysis of the individual performance factors considered by the Compensation Committee for the named executive officers (other than Ms. Reed who did not receive a bonus under the Executive Incentive Compensation Plan). None of the factors was assigned any particular weight; the Compensation Committee used its judgment and discretion in determining the individual bonus amount.

David B. Snow, Jr.
In assessing Mr. Snow’s performance, the Committee considered both the tactical and strategic accomplishments which contributed to the Company’s strong 2008 business performance. At the tactical operating level, performance factors included a record sales year that drove better than expected earnings per share growth for investors (target of $2.21 and actual results of $2.30), growth in generic and mail penetration rates, growth in the specialty pharmacy business, and growth in the Medicare business. Strategic performance factors considered by the Committee included clinical initiatives, continued positive growth in Medco’s brand image and entry into the international marketplace. In recommending a bonus for 2008 that was above the funding level for the Company, the Compensation Committee considered Mr. Snow’s accomplishments and the difficulty of achieving 2008 Annual Incentive Plan performance goals compared to 2007 and determined that a higher bonus was warranted. Finally, the Compensation Committee also considered the average funding for the executive team. The Compensation Committee believed that the strength of Mr. Snow’s contributions supported a bonus higher than the average funding level for his executive team.
Kenneth O. Klepper
In assessing Mr. Klepper’s 2008 performance, the Committee considered a number of tactical, operational and strategic accomplishments including the Company’s record sales, exceeding the 2008 target of $1.25 billion for net new drug spend by $8 billion; achieving 34% growth in specialty margin against a target of 28% growth in specialty margin; significant growth of the specialty business; productivity savings; the start-up and construction of the Company’s third automated dispensing pharmacy; assuming responsibility for the Medicare business; and leadership on the Therapeutic Research Centers’ strategy and implementation. In recommending a bonus at a higher level than the funding percentage for the Company, the Compensation Committee considered Mr. Klepper’s accomplishments, the difficulty of achieving 2008 Annual Incentive Plan performance goals compared to 2007, the record results for net-new sales and Mr. Klepper’s strategic advancements with the Therapeutic Resource Centers.
John P. Driscoll
In assessing Mr. Driscoll’s individual performance, the Committee considered a number of tactical and strategic factors including success in achieving overall goal to contribute $1 billion in margin (exceeded by 23%), leadership managing the Retiree Solutions Business, development of Medco’s international strategy, the acquisition of Europa Apotheek Venlo B.V. and the joint venture with Apoteket in Sweden. The Committee also considered Mr. Driscoll’s contribution to innovation, particularly in terms of wiring healthcare. In recommending a bonus at a higher level than the funding percentage for the Company, the Compensation Committee considered Mr. Driscoll’s accomplishments, the difficulty of achieving 2008 Annual Incentive Plan performance goals compared to 2007, the significant contribution to margin by the Retiree Solutions Business and Mr. Driscoll’s success in entering the international market.

Timothy C. Wentworth
In assessing Mr. Wentworth’s performance for 2008, the Committee considered a number of factors, including financial results that exceeded specialty revenue and margin goals. For 2008, specialty revenue grew 34% against a goal of 25% and specialty margin grew 34% against a target of 28% growth in specialty margin. The Committee also considered the successful integration of the Critical Care Systems business (acquired in 2007), and advancement in operational excellence. Finally, the Committee considered Mr. Wentworth’s accomplishments in developing Accredo’s talent development and succession planning processes. In recommending a bonus at a higher level than the funding percentage for the Company, the Compensation Committee considered Mr. Wentworth’s accomplishments, the difficulty of achieving 2008 Annual Incentive Plan performance goals compared to 2007, and the performance of the Accredo specialty business under Mr. Wentworth’s leadership.
Richard J. Rubino
In assessing Mr. Rubino’s 2008 performance, the Committee took a number of factors into consideration including the development of a financial strategy focused on driving long-term shareholder value which included creating liquidity, building cash balances, maintaining debt at current levels, improving return on invested capital, and managing inventory levels and accounts receivable. Finally, the Committee considered the strong, credible relationships Mr. Rubino has established with the investor community. In recommending a bonus at a higher level than the funding percentage for the Company, the Compensation Committee considered Mr. Rubino’s accomplishments, the difficulty of achieving 2008 Annual Incentive Plan performance goals compared to 2007, Mr. Rubino’s success in increasing the Company’s cash balance and his ability to focus the organization on return on invested capital.
     Medco’s Compensation Committee of the Board of Directors has reviewed and approved the filing of this response. Please call the undersigned at (201) 269-5869 if you have any questions regarding this submission.
Very truly yours,
Lori B. Marino

cc:	David B. Snow, Jr.
Thomas M. Moriarty
Medco Compensation Committee